UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                     (Amendment No.3 and Amendment No.5)*


                         QUESTCOR PHARMACEUTICALS INC.
-------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   232808105
-------------------------------------------------------------------------------
                                (CUSIP Number)


                            Joseph J. Giunta, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                            300 South Grand Avenue
                             Los Angeles, CA 90071
                                (213) 687-5000
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               February 6, 2003
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-(1)(g), check the following box .

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-------------------------------------------------------------------------------

CUSIP No. 232808105
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Claudio Cavazza
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   |X|
                                                                   (b)   | |

-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS


-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 | |

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Italy
-------------------------------------------------------------------------------
                                 7          SOLE VOTING POWER
          NUMBER OF                         0
          SHARES               ------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          16,461,375
          EACH                 ------------------------------------------------
          REPORTING              9          SOLE DISPOSITIVE POWER
          PERSON WITH                       2,656,781
                               ------------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            10,698,712
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  16,461,375
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 | |

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    38.73%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                                      IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D
-------------------------------------------------------------------------------


CUSIP No. 232808105
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Paolo Cavazza
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   |X|
                                                                   (b)   | |

-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS


-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 | |

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Italy
-------------------------------------------------------------------------------
                                 7          SOLE VOTING POWER
          NUMBER OF                         0
          SHARES               ------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          16,461,375
          EACH                 ------------------------------------------------
          REPORTING              9          SOLE DISPOSITIVE POWER
          PERSON WITH                       2,656,782
                               ------------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            11,147,812
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  16,461,375
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 | |

-------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    38.73%
-------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

                                   IN
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------------------------------------------------------------

CUSIP No. 232808105
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Sigma-Tau Finanziaria SpA
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |X|
                                                                    (b)  | |
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 | |

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Italy
-------------------------------------------------------------------------------
                                 7          SOLE VOTING POWER
          NUMBER OF                         0
          SHARES               ------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          16,461,375
          EACH                 ------------------------------------------------
          REPORTING              9          SOLE DISPOSITIVE POWER
          PERSON WITH                       0
                               ------------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            10,698,712
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  16,461,375
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 | |

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    38.73%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                                      CO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------------------------------------------------------------

CUSIP No. 232808105
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Sigma-Tau International S.A.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  |X|
                                                                  (b)  | |

-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS


-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 | |

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                  Luxembourg
-------------------------------------------------------------------------------
                                 7          SOLE VOTING POWER
          NUMBER OF                         0
          SHARES               ------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          16,461,375
          EACH                 ------------------------------------------------
          REPORTING              9          SOLE DISPOSITIVE POWER
          PERSON WITH                       0
                               ------------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            10,698,712
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  16,461,375
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               | |

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    38.73%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                                      CO
-------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------------------------------------------------------------------

CUSIP No. 232808105
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Defiante Farmaceutica L.D.A.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  |X|
                                                                  (b)  | |

-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS


-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                | |

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                                   Portugal
-------------------------------------------------------------------------------
                                 7          SOLE VOTING POWER
          NUMBER OF                         0
          SHARES               ------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          16,461,375
          EACH                 ------------------------------------------------
          REPORTING              9          SOLE DISPOSITIVE POWER
          PERSON WITH                       0
                               ------------------------------------------------
                                 10         SHARED DISPOSITIVE POWER
                                            2,025,315
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  16,461,375
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 | |

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    38.73%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                                      CO
-------------------------------------------------------------------------------

                              Amendment No. 3 and
                              Amendment No. 5 to
                           Statement on Schedule 13D

         This Amendment No. 3 (the "Amendment No. 3") amends the Statement on
Schedule 13D filed with the Securities and Exchange Commission ("SEC") on March 25, 2002 (the "Sigma/Defiante Schedule 13D"), as amended, relating to shares of the common stock, no par value (the "Common Stock") of Questcor Pharmaceuticals Inc., a California corporation ("Questcor"). This Amendment No. 5 (the "Amendment No. 5" and, together with the Amendment No. 3, this "Statement") amends the Statement on Schedule 13D, filed with the SEC on August 7, 2001 (the "Cavazza/Sigma Schedule 13D" and, together with the Sigma/Defiante Schedule 13D, the "Schedule 13Ds"), as amended, relating to the shares of Common Stock. Pursuant to Rule 13d-2 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), this Amendment No. 3 is being filed on behalf of Sigma-Tau Finanziaria SpA, an Italian corporation ("Sigma Tau") and Defiante Farmaceutica L.D.A., a Portuguese corporation ("Defiante") (formerly known as Defiante Farmaceutica Unipessoal L.D.A.), and this Amendment No. 5 is being filed on behalf of Sigma-Tau International S.A., a Luxembourg corporation ("Sigma Tau International") (formerly known as Sigma-Tau Finance Holding S.A.), Mr. Claudio Cavazza ("Mr. C. Cavazza") and Mr. Paolo Cavazza ("Mr. P. Cavazza" and, together with Mr. C. Cavazza, Sigma Tau International, Defiante and Sigma Tau, the "Reporting Persons").


Item 4.     Purpose of the Transaction.
            --------------------------

         Item 4 of the Schedule 13Ds are hereby amended to add the following:

                  Mr. Bove, on behalf of the Reporting Persons, has sent a letter, dated as of February 6, 2003, to Mr. Casamento and the Board of Directors of Questcor (the "Sigma Tau Letter"), withdrawing the Reporting Persons' request for board representation. A copy of the Sigma Tau Letter is attached hereto as Exhibit 2 and is incorporated by reference.

                  Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.


Item 5.     Interest in Securities of Questcor.
            ----------------------------------

         Item 5 of the Schedule 13Ds are hereby amended as follows:

         The Reporting Persons, because they may be considered a "group" for purposes of Section 13(d)(3) of the Act (the "Group"), may be deemed solely for purposes of U.S. securities laws to beneficially own (i) the 2,656,781 shares of Common Stock directly owned by Mr. C. Cavazza, (ii) the 2,656,782 shares of Common Stock directly owned and the 449,100 shares of Common Stock deemed to be directly beneficially owned by Mr. P. Cavazza, (iii) the 8,673,397 shares of Common Stock directly owned by Sigma Tau International, and (iv) the 2,025,315 shares of Common Stock deemed to be directly beneficially owned by Defiante. This represents beneficial ownership of an aggregate of 16,461,375 shares of Common Stock. References to beneficial ownership are made herein solely with respect to U.S. securities laws and are not intended to refer or apply in any respect to any other issue under any other U.S. law.

        (a) Percentage interest calculations for the Reporting Persons are based upon Questcor having 38,676,592 shares of Common Stock outstanding as of January 24, 2003 (the "Outstanding Shares"), as reported by the Issuer in the Issuer's Form S-3 filed with the SEC on February 5, 2003 (the "Form S-3"), which does not include 10,624,731 shares of Common Stock issuable upon the conversion of Questcor's Series B Preferred Stock (the "Preferred Stock"). The percentage interest calculation for the Voting Shares (as defined below) includes the present voting power of 10,624,731 shares of Common Stock issuable upon the conversion of the Preferred Stock. Each share of Preferred Stock is entitled to a number of votes equal to 0.875 times the number of shares of Common Stock issuable upon conversion of such shares of Preferred Stock, resulting in the voting equivalence of 9,296,640 shares of Common Stock (the "Converted Shares"). Accordingly, the total number of voting shares, based on the sum of the Outstanding Shares and the Converted Shares, is 47,973,232 (the "Voting Shares").

            Mr. C. Cavazza
            --------------

            Pursuant to Rule 13d-3 of the Act, Mr. C. Cavazza may be deemed to be the beneficial owner of 16,461,375 shares of Common Stock, which constitutes approximately 38.73% of the Outstanding Shares and 31.78% of the Voting Shares.

            Mr. P. Cavazza
            --------------

            Pursuant to Rule 13d-3 of the Act, Mr. P. Cavazza may be deemed to be the beneficial owner of 16,461,375 shares of Common Stock, which constitutes approximately 38.73% of the Outstanding Shares and 31.78% of the Voting Shares.

            Sigma Tau International
            -----------------------

            Pursuant to Rule 13d-3 of the Act, Sigma Tau International may be deemed to be the beneficial owner of 16,461,375 shares of Common Stock, which constitutes approximately 38.73% of the Outstanding Shares and 31.78% of the Voting Shares.

            Sigma Tau
            ---------

            Pursuant to Rule 13d-3 of the Act, Sigma Tau may be deemed to be the beneficial owner of 16,461,375 shares of Common Stock, which constitutes approximately 38.73% of the Outstanding Shares and 31.78% of the Voting Shares.

            Defiante
            --------

            Pursuant to Rule 13d-3 of the Act, Defiante may be deemed to be the beneficial owner of 16,461,375 shares of Common Stock, which constitutes approximately 38.73% of the Outstanding Shares and 31.78% of the Voting Shares.

            Except as set forth above, none of the Reporting Persons nor any of the persons listed on Schedule A(1) beneficially owns any other shares of Common Stock.

        (b) Mr. C. Cavazza
            --------------

            The number of shares of Common Stock as to which Mr. C. Cavazza has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Mr. C. Cavazza shares the power to vote or direct the vote is 16,461,375. The number of shares of Common Stock as to which Mr. C. Cavazza has the sole power to dispose or direct the disposition is 2,656,781. The number of shares of Common Stock as to which Mr. C. Cavazza shares the power to dispose or direct the disposition is 10,698,712.

            Mr. P. Cavazza
            --------------

            The number of shares of Common Stock as to which Mr. P. Cavazza has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Mr. P. Cavazza shares the power to vote or direct the vote is 16,461,375. The number of shares of Common Stock as to which Mr. P. Cavazza has the sole power to dispose or direct the disposition is 2,656,782. The number of shares of Common Stock as to which Mr. P. Cavazza shares the power to dispose or direct the disposition is 11,147,812.

            Sigma Tau International
            -----------------------

            The number of shares of Common Stock as to which Sigma Tau International has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Sigma Tau International shares the power to vote or direct the vote is 16,461,375. The number of shares of Common Stock as to which Sigma Tau International has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Sigma Tau International shares the power to dispose or direct the disposition is 10,698,712.

            Sigma Tau
            ---------

            The number of shares of Common Stock as to which Sigma Tau has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Sigma Tau shares the power to vote or direct the vote is 16,461,375. The number of shares of Common Stock as to which Sigma Tau has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Sigma Tau shares the power to dispose or direct the disposition is 10,698,712.

            Defiante
            --------

            The number of shares of Common Stock as to which Defiante has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Defiante shares the power to vote or direct the vote is 16,461,375. The number of shares of Common Stock as to which Defiante has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Defiante shares the power to dispose or direct the disposition is 2,025,315.


Item 7.     Material to be Filed as Exhibits.
            --------------------------------

            EXHIBIT 1 - Joint Filing Agreement dated January 17, 2003 by and between the Reporting Persons.(2)

            EXHIBIT 2 - The Sigma Tau Letter.




____________________

(1) Incorporated by reference to Schedule A of Amendment No. 1 and Amendment No. 3 to the Statement on Schedule 13D, filed with the SEC on January 17, 2003, relating to the shares of Common Stock.

(2) Incorporated by reference to Exhibit 1 of Amendment No. 1 and Amendment No. 3 to the Statement on Schedule 13D, filed with the SEC on January 17, 2003, relating to the shares of Common Stock.

                                  Signatures
                                  ----------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Claudio Cavazza is true, complete and correct.

Dated:  February 7, 2003


                                             CLAUDIO CAVAZZA


                                             By:     /s/ CLAUDIO CAVAZZA
                                                    --------------------------
                                                     Name:  Claudio Cavazza



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Paolo Cavazza is true, complete and correct.

Dated:  February 7, 2003


                                             PAOLO CAVAZZA


                                             By:     /s/ PAOLO CAVAZZA
                                                    --------------------------
                                                     Name:  Paolo Cavazza





            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Sigma-Tau Finanziaria SpA is true, complete and correct.

Dated:  February 7, 2003


                                             SIGMA-TAU FINANZIARIA SPA


                                             By:     /s/ MARIO ARTALI
                                                    --------------------------
                                                     Name:  Mario Artali
                                                     Title: Managing Director



            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Sigma-Tau International S.A. is true, complete and correct.

Dated:  February 7, 2003


                                             SIGMA-TAU INTERNATIONAL S.A.


                                             By:     /s/ ANTONIO NICOLAI
                                                    --------------------------
                                                     Name:  Antonio Nicolai
                                                     Title: Director


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Defiante Farmaceutica L.D.A. is true, complete and correct.

Dated:  February 7, 2003


                                             DEFIANTE FARMACEUTICA L.D.A.


                                             By:     /s/ RAFFAELE SANGUIGNI
                                                    --------------------------
                                                    Name:  Raffaele Sanguigni
                                                    Title: Director


            The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                                                    EXHIBIT 2





                                                     February 6, 2003





Charles Casamento
Chairman, President and CEO
Questcor Pharmaceuticals, Inc.
3260 Whipple Road
Union City, CA  94587


Dear Chuck,

I write this letter on behalf of Claudio Cavazza, Paolo Cavazza, Sigma-Tau Finanziaria SpA, Sigma Tau International S.A., and Defiante Farmaceutica L.D.A. We are disappointed by the lack of action on our request for representation on the board of directors (the "Board") of Questcor Pharmaceuticals, Inc. (the "Company"). The Board has had more than ample time to consider our request and, instead of recognizing that as major shareholders in the Company we have the unfettered right, through cumulative voting, to such representation, the Board has responded with questions and disparaging remarks. The manner in which the Company has chosen to deal with our request has lead us to believe that we would be subjecting ourselves to a hostile environment should our nominees be elected and, as a result, we do not feel our views would be fairly and impartially considered by the current Board.

Accordingly, we hereby withdraw our request for board representation. Please note that we reserve all of our rights as they relate to the Company and as to whether we wish to retain our investment.

Regards,

/s/ MAURO BOVE

Mauro Bove






cc:  Board of Directors of Questcor Pharmaceuticals, Inc.